FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/4/2009

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓   Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes        No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter 2009 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: November 4, 2009

Ternium Announces Third Quarter and First Nine Months of 2009 Results

LUXEMBOURG--(Marketwire - November 04, 2009) - Ternium S.A. (NYSE: TX) today announced its results for the third quarter and nine-month period ended September 30, 2009.

The financial and operational information contained in this press release is based on Ternium S.A.'s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

Summary of Third Quarter 2009 Results

	3Q 2009	2Q 2009		3Q 2008

Shipments (tons)	1,683,000	1,519,000	11%	1,844,000	-9%
Net Sales (US$ million)	1,278.8	1,140.3	12%	2,436.9	-48%
Operating Income (Loss) (US$ million)	158.9	(52.1)		524.2	-70%
EBITDA (US$ million)	254.3	43.4	486%	636.0	-60%
EBITDA Margin (% of net sales)	20%	4%		26%
EBITDA per Ton, Flat & Long Steel (US$)	147	18	717%	327	-55%
Net Foreign Exchange Result (US$ million)	(47.6)	219.1		(150.1)
Discontinued Operations Result (US$ million)	-	428.0		(2.8)
Net Income (US$ million)	104.7	584.7	-82%	247.3	-58%
Equity Holders' Net Income (US$ million)	88.5	562.8	-84%	211.7	-58%
Earnings per ADS (US$)	0.44	2.81	-84%	1.06	-58%

--  EBITDA(1) of US$254.3 million in the third quarter 2009, up US$210.9 million quarter-over-quarter, mainly as a result of a US$113 decrease in operating cost per ton and a 11% increase in shipments compared to the second quarter 2009, as revenue per ton remained relatively stable.
--  Earnings per American Depositary Share (ADS)(2) of US$0.44 in the third quarter 2009, which includes a US$0.17 gain as a result of the transfer of the Sidor shares to Venezuela compared to a US$2.31 gain in the second quarter 2009.  Additionally, the third quarter 2009 includes a
    US$0.18 non-cash foreign exchange loss per ADS on Ternium's Mexican subsidiary's US dollar denominated debt, compared to a US$0.76 gain in the second quarter 2009.
--  Positive free cash flow(3) of US$248.2 million in the third quarter 2009. In addition, Ternium collected a first installment of US$266.5 million in connection with the transfer of the Sidor shares to Venezuela.
--  Net financial debt(4) of US$485.7 million at the close of the third quarter 2009, a decrease of US$520.9 million compared to the company's net financial debt at the close of the second quarter 2009.

Ternium's operating result in the third quarter 2009 was a gain of US$158.9 million, compared to a loss of US$52.1 million in the second quarter 2009, mainly due to higher shipments and lower operating cost per ton. Ternium's cost of sales in the third quarter 2009 was impacted less than it was in the second quarter 2009 by higher cost inventories manufactured with raw-materials and semi-finished products purchased before input prices declined as a result of the financial crisis. Operating income in the third quarter 2009 was US$365.3 million lower than in the third quarter 2008, mainly due to a 161,000 tons decrease in shipments and a US$530 decrease in revenue per ton, partially offset by a US$356 decrease in operating cost per ton.

Net income was US$104.7 million in the third quarter 2009, compared to net income of US$584.7 million in the second quarter 2009. Net income before discontinued operations and net foreign exchange results was US$214.7 million higher in the third quarter 2009 than in the second quarter 2009, mainly as a result of higher operating income. Additionally, there was a US$428.0 million discontinued operations gain in the second quarter 2009 related to the transfer of the Sidor shares to Venezuela. There also was a US$266.7 million non-cash sequential decrease in net foreign exchange results in the third quarter 2009 from the second quarter 2009 that was offset by changes in Ternium's net equity position in the currency translation adjustments line.

Net income in the third quarter 2009 was US$142.6 million lower than in the third quarter 2008. The year-over-year decrease was mainly due to a US$365.3 million decline in operating income, partially offset by a net foreign exchange loss that was US$102.5 million lower, a reduction of US$62.5 million in income tax expense and interest income in connection with the Sidor financial asset that was US$38.3 million higher.

Summary of First Nine Months of 2009 Results

	9M 2009	9M 2008

Shipments (tons)	4,706,000	5,996,000	-22%
Net Sales (US$ million)	3,593.8	6,743.8	-47%
Operating Income (US$ million)	80.3	1,489.8	-95%
EBITDA (US$ million)	392.6	1,808.4	-78%
EBITDA Margin (% of net sales)	11%	27%
EBITDA per Ton, Flat & Long Steel (US$)	76	289	-74%
Net Foreign Exchange Result (US$ million)	10.9	(10.2)
Discontinued Operations Result (US$ million)	428.0	157.1
Net Income (US$ million)	572.3	1,223.6	-53%
Equity Holders' Net Income (US$ million)	558.1	1,049.4	-47%
Earnings per ADS (US$)	2.78	5.23	-47%

--  EBITDA(5) of US$392.6 million in the first nine months of 2009, down  78% compared to the first nine months of 2008, mainly due to lower shipments and revenue per ton, partially offset by lower operating cost per ton.
--  Earnings per American Depositary Share (ADS) of US$2.78 in the first nine months of 2009, which includes a discontinued operations gain of
    US$2.31 per ADS as a result of the transfer of the Sidor shares to Venezuela.
--  Positive free cash flow(6) of US$943.4 million in the first nine months of 2009.  Ternium reduced its steel inventories by 550,000 tons and its capital expenditures by 65% compared to the first nine months of 2008. In addition, Ternium collected US$666.5 million in connection with the transfer of the Sidor shares to Venezuela.

Ternium's operating result in the first nine months of 2009 was a gain of US$80.3 million, compared to a gain of US$1.5 billion in the first nine months of 2008, as shipments decreased by 1.3 million tons and revenue per ton decreased US$348 year-over-year, while operating cost per ton decreased US$123.

Net income was US$572.3 million in the first nine months of 2009, compared to US$1.2 billion in the first nine months of 2008. The year-over-year decrease was mainly due to a US$1.4 billion reduction in operating income, partially offset by a US$331.8 million change in income tax results, a US$270.9 million increase in discontinued operations gain and a US$95.4 million higher interest income in connection with the Sidor financial asset.

Outlook

The economic recovery underway in all regions of the world, driven by the government led stimulus packages and the strong performance of the Asian economies, is also benefiting the Latin-American economies. Mexico is still affected by the more gradual recovery in the US, while Argentina is recovering faster, partly as a result of the high price of commodities.

Ternium expects a slight increase in operating income in the fourth quarter 2009 compared to the operating income it achieved in the third quarter 2009 as a result of higher revenue per ton, relatively stable cost per ton and slightly lower shipments mainly due to the year-end seasonal effect.

Analysis of Third Quarter 2009 Results

Net income attributable to the Company's equity holders in the third quarter 2009 was US$88.5 million, compared to US$211.7 million in the third quarter 2008. Including minority interest, net income in the third quarter 2009 was US$104.7 million, compared to US$247.3 million in the third quarter 2008. Earnings per ADS in the third quarter 2009 were US$0.44, compared to US$1.06 in the third quarter 2008.

Net sales in the third quarter 2009 were US$1.3 billion, 48% lower than net sales in the third quarter 2008. Shipments of flat and long products were 1.7 million tons during the third quarter 2009, a decrease of 9% compared to shipment levels in the third quarter 2008, mainly due to a decrease in demand in Ternium's main steel markets. Revenue per ton shipped was US$747 in the third quarter 2009, a decrease of 42% compared to the same quarter in 2008, mainly as a result of lower prices.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	3Q 2009	3Q 2008	Dif.	3Q 2009	3Q 2008	Dif.	3Q 2009	3Q 2008	Dif.

South & Central America	443.3	784.4	-43%	513.8	680.4	-24%	863	1,153	-25%
North America	652.1	1,273.4	-49%	872.8	901.8	-3%	747	1,412	-47%
Europe & other	15.6	2.6		25.3	2.8		616	933
Total flat products	1,111.0	2,060.4	-46%	1,411.9	1,585.1	-11%	787	1,300	-39%

South & Central America	12.6	104.2	-88%	26.3	86.0	-69%	478	1,212	-61%
North America	134.0	192.0	-30%	244.6	173.3	41%	548	1,108	-51%
Europe & other	-	-		-	-		-	-
Total long products	146.6	296.2	-50%	271.0	259.2	5%	541	1,142	-53%

Total flat and long products	1,257.6	2,356.6	-47%	1,682.8	1,844.3	-9%	747	1,278	-42%

Other products (1)	21.2	80.3	-74%

Total Net Sales	1,278.8	2,436.9	-48%

(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the third quarter 2009 totaled US$1.1 billion, a decrease of 46% compared with the same quarter in 2008. Net sales decreased as a result of lower shipments and revenue per ton. Shipments of flat products totaled 1.4 million tons in the third quarter 2009, a decrease of 11% compared with the same period in 2008, mainly due to less demand in the South & Central American region. Revenue per ton shipped of flat products decreased 39% to US$787 in the third quarter 2009 compared with the same period in 2008, mainly due to lower steel prices.

Sales of long products were US$146.6 million in the third quarter 2009, a decrease of 50% compared to the same period in 2008 mainly due to lower prices, partially offset by higher volumes. Shipments of long products totaled 271,000 tons in the third quarter 2009, a 5% increase versus the same quarter in 2008, due to higher shipments in North America partially offset by lower shipments in South & Central America. Revenue per ton shipped was US$541 in the third quarter 2009, a decrease of 53% compared to the third quarter 2008, mainly due to lower steel prices.

Sales of other products totaled US$21.2 million during the third quarter 2009, compared with US$80.3 million during the third quarter 2008. The decrease was mainly driven by lower iron ore shipments and prices and lower sales of pig iron and pre-engineered metal building systems.

Sales of flat and long products in the North America Region were US$786.2 million in the third quarter 2009, a decrease of 46% versus the same period in 2008, due to lower prices partially offset by higher shipments. Shipments in the region totaled 1,117,000 tons during the third quarter 2009, or 4% higher than in the same period in 2008. Revenue per ton shipped in the region decreased 48% to US$704 in the third quarter 2009 over the same quarter in 2008, mainly due to lower prices.

Flat and long product sales in the South & Central America Region were US$455.9 million during the third quarter 2009, a decrease of 49% versus the same period in 2008, due to lower shipments and prices. Shipments in the region totaled 540,000 tons during the third quarter 2009, or 30% lower than in the third quarter 2008, due to a lower overall steel demand in the region. Revenue per ton shipped was US$844 in the third quarter 2009, a decrease of 27% compared to the same quarter in 2008, mainly due to lower prices.

Cost of sales totaled US$1.0 billion in the third quarter 2009, compared to US$1.7 billion in the third quarter 2008. Cost of sales decreased mainly as a result of lower shipments and lower cost per ton. Cost per ton in the third quarter 2009 decreased year-over-year due to lower cost of raw materials and semi-finished products, the effect of write-down charges in the third quarter 2008, the impact on costs of the Mexican Peso's and Argentine Peso's year-over-year devaluation versus the US dollar and lower energy costs, partially offset by the impact on fixed costs per ton resulting from lower production volumes in the third quarter 2009.

Selling, General and Administrative (SG&A) expenses in the third quarter 2009 were US$114.6 million, or 9% of net sales, compared with US$184.8 million, or 8% of net sales, in the third quarter 2008. The decrease in SG&A was mainly due to the initiatives that Ternium launched to mitigate the downturn, the impact on costs of the Mexican Peso's and Argentine Peso's devaluation versus the US Dollar, lower tax charges and lower freight volumes and prices as a result of lower activity levels.

Operating results in the third quarter 2009 were a gain of US$158.9 million, or 12% of net sales, compared with a gain of US$524.2 million, or 22% of net sales, in the third quarter 2008.

EBITDA(7) in the third quarter 2009 was US$254.3 million, or 20% of net sales, compared with US$636.0 million, or 26% of net sales, in the third quarter 2008.

Net financial results were a loss of US$26.5 million in the third quarter 2009, compared with a loss of US$183.4 million in the third quarter 2008. During the third quarter 2009, Ternium's net interest expenses totaled US$19.8 million, a decrease of US$7.0 million compared to the third quarter 2008 due to lower net indebtedness.

Net foreign exchange result was a loss of US$47.6 million in the third quarter 2009 compared to a loss of US$150.1 million in the same period in 2008. The results were primarily due to the impact of the Mexican Peso's 2% devaluation during the third quarter 2009 and 5% devaluation during the third quarter 2008 on Ternium's Mexican subsidiary's US dollar denominated debt. These results are non-cash when measured in US dollars and are offset by changes in Ternium's net equity position in the currency translation adjustments line, as the value of Ternium Mexico's US dollar denominated debt is not altered by the Mexican Peso's fluctuation when stated in US dollars in Ternium's consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was US$38.3 million in the third quarter 2009. This result is attributable to the Sidor financial asset in connection with the transfer of the Sidor shares to Venezuela on May 7, 2009.

Fair value result of derivative instruments was a gain of US$5.4 million in the third quarter 2009 compared to a loss of US$2.4 million in the third quarter 2008. The result was related to certain derivative instruments entered into mainly to mitigate the impact of interest rate and currency fluctuations.

Income tax expense for the third quarter 2009 was US$28.0 million, or 21% of income before income tax, discontinued operations and minority interest, compared with US$90.5 million in the third quarter 2008, or 27% of income before income tax, discontinued operations and minority interest.

Income attributable to minority interest for the third quarter 2009 was US$16.2 million, compared with US$35.6 million in the third quarter 2008, mainly due to a lower result attributable to minority interest in Siderar.

Analysis of First Nine Months of 2009 Results

Net income attributable to the Company's equity holders for the first nine months of 2009 was US$558.1 million, compared with US$1.0 billion for the first nine months of 2008. Including minority interest, net income for the first nine months of 2009 was US$572.3 million, compared with US$1.2 billion for the first nine months of 2008. Earnings per ADS(8) were US$2.78 in the first nine months of 2009, compared with US$5.23 in the first nine months of 2008.

Net sales in the first nine months of 2009 were US$3.6 billion, 47% lower than net sales in the first nine months of 2008. Shipments of flat and long products were 4.7 million tons during the first nine months of 2009, a decrease of 22% compared to shipments in the first nine months of 2008, mainly due to less demand in Ternium's main steel markets. Revenue per ton shipped was US$745 in the first nine months of 2009, a decrease of 32% compared to the same period in 2008, mainly as a result of lower prices.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	9M 2009	9M 2008	Dif.	9M 2009	9M 2008	Dif.	9M 2009	9M 2008	Dif.

South & Central America	1,170.2	2,140.2	-45%	1,301.7	2,044.3	-36%	899	1,047	-14%
North America	1,755.5	3,559.0	-51%	2,342.3	3,024.0	-23%	749	1,177	-36%
Europe & other	154.5	17.4		273.6	19.1		565	910
Total flat products	3,080.2	5,716.6	-46%	3,917.5	5,087.5	-23%	786	1,124	-30%

South & Central America	37.4	202.7	-82%	81.0	210.6	-62%	461	963	-52%
North America	387.4	632.1	-39%	704.7	688.1	2%	550	919	-40%
Europe & other	2.0	5.8		3.0	9.8		667	591
Total long products	426.8	840.6	-49%	788.6	908.5	-13%	541	925	-42%

Total flat and long products	3,507.0	6,557.1	-47%	4,706.2	5,995.9	-22%	745	1,094	-32%

Other products (1)	86.8	186.6	-54%

Total Net Sales	3,593.8	6,743.8	-47%

(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the first nine months of 2009 totaled US$3.1 billion, a decrease of 46% compared with the first nine months of 2008. Net sales decreased as a result of lower shipments and revenue per ton. Shipments of flat products totaled 3.9 million tons in the first nine months of 2009, a decrease of 23% compared with the same period in 2008, mainly due to less demand in Ternium's main steel markets. Revenue per ton shipped decreased 30% to US$786 in the first nine months of 2009 compared with the same period in 2008, mainly due to lower steel prices.

Sales of long products were US$426.8 million in the first nine months of 2009, a decrease of 49% compared to the same period in 2008, mainly due to lower volumes and prices. Shipments of long products totaled 789,000 tons in the first nine months of 2009, a 13% decrease versus the first nine months of 2008, mainly due to lower billet shipments. Revenue per ton shipped was US$541 in the first nine months of 2009, a decrease of 42% compared to the first nine months of 2008, mainly due to lower steel prices.

Sales of other products totaled US$86.8 million during the first nine months of 2009, compared to US$186.6 million during the first nine months of 2008. The decrease was mainly driven by lower iron ore shipments and prices and lower sales of pig iron and pre-engineered metal building systems.

Sales of flat and long products in the North America Region were US$2.1 billion in the first nine months of 2009, a decrease of 49% versus the same period in 2008, due to lower shipments and prices. Shipments in the region totaled 3.0 million tons during the first nine months of 2009, or 18% lower than in the same period in 2008, as a result of lower demand in the region's main markets. Revenue per ton shipped in the region decreased 38% to US$703 in the first nine months of 2009 over the same period in 2008, mainly due to lower prices.

Flat and long product sales in the South & Central America Region were US$1.2 billion during the first nine months of 2009, a decrease of 48% versus the same period in 2008, due to lower shipments and prices. Shipments in the region totaled 1.4 million tons during the first nine months of 2009, or 39% lower than in the first nine months of 2008, due to the lower overall steel demand in the region. Revenue per ton shipped was US$873 in the first nine months of 2009, a decrease of 16% compared to the same period in 2008, mainly due to lower prices, partially offset by a more favorable product mix.

Cost of sales was US$3.1 billion in the first nine months of 2009 compared to US$4.8 billion in the first nine months of 2008. Cost of sales decreased mainly as a result of lower shipments and lower cost per ton. Cost per ton in the first nine months of 2009 decreased year-over-year due to lower raw materials and semi-finished product costs, lower energy costs, the effect in the first nine months of 2009 of inventory write-downs performed in the second half of 2008 and the impact on costs of the Mexican Peso's and Argentine Peso's year-over-year devaluation versus the US dollar, partially offset by the impact on fixed costs per ton from lower production volumes and higher personnel reduction charges in the first nine months of 2009.

Selling, General and Administrative (SG&A) expenses in the first nine months of 2009 were US$393.7 million, or 11% of net sales, compared with US$509.9 million, or 8% of net sales, in the first nine months of 2008. The decrease in SG&A was mainly due to the initiatives that Ternium launched to mitigate the downturn, the impact on costs of the Mexican Peso's and Argentine Peso's devaluation versus the US Dollar, lower tax charges and lower freight volumes and prices as a result of lower activity levels, partially offset by higher personnel reduction charges.

Operating results in the first nine months of 2009 were a gain of US$80.3 million, or 2% of net sales, compared with a gain of US$1.5 billion, or 22% of net sales, in the first nine months of 2008.

EBITDA(9) in the first nine months of 2009 was US$392.6 million, or 11% of net sales, compared to US$1.8 billion, or 27% of net sales, in the first nine months of 2008.

Net financial results were a gain of US$39.9 million in the first nine months of 2009, compared with a loss of US$115.4 million in the first nine months of 2008. During the first nine months of 2009, Ternium's net interest expenses totaled US$69.3 million, lower than they were during the first nine months of 2008. Lower net indebtedness was partially offset by lower interest rates on Ternium's cash position.

Net foreign exchange result was a gain of US$10.9 million in the first nine months of 2009 compared to a loss of US$10.2 million in the same period in 2008.

Interest income on the Sidor financial asset was US$95.4 million in the first nine months of 2009. This result is attributable to the Sidor financial asset in connection with the transfer of the Sidor shares to Venezuela on May 7, 2009.

Fair value result of derivatives was a gain of US$11.6 million in the first nine months of 2009 compared to a loss of US$3.5 million in the first nine months of 2008. The results were related to certain derivative instruments entered into mainly to mitigate the impact of interest rate and currency fluctuations.

Income tax benefit for the first nine months of 2009 was US$23.2 million, compared with an income tax expense of US$308.6 million, or 22% of income before income tax, discontinued operations and minority interest in the first nine months of 2008. The first nine months of 2009 result included a non-recurring gain of US$35.4 million due to a favorable resolution on a tax-related dispute in Mexico, while the first nine months of 2008 result included a non-recurring gain of US$96.3 million on account of a reversal of deferred statutory profit sharing.

Net result of discontinued operations for the first nine months of 2009 was a gain of US$428.0 million related to the transfer of the Sidor shares to Venezuela on May 7, 2009. Net result of discontinued operations for the first nine months of 2008 was a gain of US$157.1 million, including results from non-core US assets that were sold during the first quarter 2008 and from Ternium's participation in Sidor until March 31, 2008.

Income attributable to minority interest for the first nine months of 2009 was US$14.2 million, compared with a gain attributable to minority interest of US$174.2 million in the first nine months of 2008, mainly due to a lower result attributable to minority interest in Siderar and Ternium Mexico.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2009 was US$1.1 billion, compared to net cash used in operating activities of US$58.6 million in the first nine months of 2008. The difference was mainly due to a working capital decrease of US$847.4 million in the first nine months of 2009, compared to a working capital increase of US$1.5 billion in the first nine months of 2008, partially offset by lower operating results. The decrease in working capital in the first nine months of 2009 resulted mainly from a US$660.5 million inventory reduction, a US$151.0 million decrease in trade receivables and a US$101.3 million decrease in other receivables, mainly tax credits, partially offset by a US$37.0 million decrease in other liabilities, mainly labor liabilities, and a US$28.4 million decrease in tax liabilities. Inventories decreased principally as a result of a lower volume of finished goods, goods in process and raw materials, as Ternium implemented a de-stocking process during the first half of 2009 in response to lower demand for steel products, and lower costs. Trade receivables decreased due to lower volumes and sale prices and a lower days' sales ratio during the first nine months of 2009. In the first nine months of 2008, working capital increased by US$1.5 billion mainly as a result of the higher inventory value of goods in process and raw materials and higher trade receivables, partially offset by higher accounts payable, reflecting an increase in inventory volumes, steel prices and costs.

Capital expenditures in the first nine months of 2009 were US$145.8 million, compared to US$415.3 million in the first nine months of 2008. Capital expenditures during the first nine months of 2009 were mainly related to the relining of a blast furnace and the revamping of two coking batteries in Argentina, and to iron ore mining and processing activities in Mexico.

In the first nine months of 2009, Ternium had free cash flow(10) of US$943.4 million, compared to negative free cash flow(10) of US$474.0 million in the first nine months of 2008. In the period, the payments by Corporación Venezolana de Guayana to Ternium for the transfer of the Sidor shares to Venezuela were US$666.5 million. Ternium's net repayment of borrowings in the first nine months of 2009 was US$811.5 million, mostly related to the scheduled repayments of Ternium Mexico's outstanding debt.

Net cash provided by operating activities in the third quarter 2009 was US$283.3 million, compared to the US$11.9 million net cash used in operating activities in the third quarter 2008. Working capital decreased US$67.9 million in the third quarter 2009, compared to a working capital increase of US$550.7 million in the third quarter 2008. The decrease in working capital in the third quarter 2009 was mainly due to a US$38.9 million decrease in inventories, a US$38.5 million decrease in other receivables, mainly tax credits, and a US$25.8 million increase in accounts payable, partially offset by a US$29.9 million decrease in other liabilities, mainly labor liabilities.

Capital expenditures in the third quarter 2009 were US$35.1 million, compared to US$168.3 million in the third quarter 2008. In the third quarter 2009, Ternium's free cash flow(11) was US$248.2 million, compared to negative free cash flow(11) of US$180.2 million in the third quarter 2008. In addition, Ternium collected a first installment of US$266.5 million in connection with the transfer of the Sidor shares to Venezuela.

As of September 30, 2009, Ternium's financial debt was US$2.4 billion, while its cash and cash equivalents and other investments totaled US$2.0 billion. Financial debt is mainly comprised of a syndicated loan with scheduled capital repayments of approximately US$500 million in 2010 and 2011, and US$1.3 billion in 2012. Ternium's net debt position(12) of US$485.7 million as of September 30, 2009 decreased by US$1.6 billion compared to its net debt position as of December 31, 2008. The Company maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Although Ternium believes it has access to the credit markets, it has not negotiated additional credit facilities.

Forward Looking Statements

Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately nine million tons of finished steel products. More information about Ternium is available at www.ternium.com.

(1) EBITDA in the third quarter 2009 equals operating income of US$158.9 million plus depreciation and amortization of US$95.4 million.

(2) Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

(3) Free cash flow for the third quarter 2009 equals net cash provided by operations of US$283.3 million less capital expenditures of US$35.1 million.

(4) Net financial debt in the third quarter 2009 equals borrowings of US$2.4 billion less cash and cash equivalents of US$1.9 billion and other investments of US$69.5 million.

(5) EBITDA in the first nine months of 2009 equals operating income of US$80.3 million plus depreciation and amortization of US$285.3 million and impairment charges related to intangible assets of US$27.0 million.

(6) Free cash flow for the first nine months of 2009 equals net cash provided by operations of US$1.1 billion less capital expenditures of US$145.8 million.

(7) EBITDA in the third quarter 2009 equals operating income of US$158.9 million plus depreciation and amortization of US$95.4 million.

(8) Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

(9) EBITDA in the first nine months of 2009 equals operating income of US$80.3 million plus depreciation and amortization of US$285.3 million and impairment charges related to intangible assets of US$27.0 million.

(10) Free cash flow for the first nine months of 2009 equals net cash provided by operating activities of US$1.1 billion less capital expenditures of US$145.8 million, while negative free cash flow for the first nine months of 2008 equals net cash used in operating activities of US$58.6 million less capital expenditures of US$415.3 million.

(11) Free cash flow for the third quarter 2009 equals net cash provided by operating activities of US$283.3 million less capital expenditures of US$35.1 million, while negative free cash flow for the third quarter 2008 equals net cash used in operating activities of US$11.9 million less capital expenditures of US$168.3 million.

(12) Net debt position as of September 30, 2009 equals borrowings of US$ 2.4 billion less cash and cash equivalents of US$1.9 billion and other investments of US$69.5 million.

Consolidated income statement
US$ million	3Q 2009	3Q 2008	Dif.	9M 2009	9M 2008	Dif.
Net sales	1,278.8	2,436.9	(1,158.1)	3,593.8	6,743.8	(3,150.0)
Cost of sales	(1,005.4)	(1,724.1)	718.7	(3,098.6)	(4,751.3)	1,652.7
Gross profit	273.5	712.8	(439.3)	495.2	1,992.5	(1,497.3)
Selling, general and administrative expenses	(114.6)	(184.8)	70.2	(393.7)	(509.9)	116.2
Other operating (expenses) income, net	(0.0)	(3.8)	3.8	(21.1)	7.2	(28.3)
Operating income	158.9	524.2	(365.3)	80.3	1,489.8	(1,409.5)

Interest expense	(25.6)	(29.1)	3.5	(85.4)	(103.4)	18.0
Interest income	5.8	2.2	3.6	16.1	26.3	(10.2)
Interest income - Sidor financial asset	38.3	-	38.3	95.4	-	95.4
Other financial (expenses) income, net	(44.9)	(156.5)	111.6	13.8	(38.3)	52.1

Equity in earnings of associated companies	0.3	(0.1)	0.4	0.9	0.8	0.2
Income before income tax expense	132.7	340.6	(208.0)	121.2	1,375.1	(1,254.0)
Income tax (expense) benefit
Current and deferred income tax (expense) benefit	(28.0)	(90.5)	62.5	23.2	(404.9)	428.0
Reversal of deferred statutory profit sharing	-	-	-	-	96.3	(96.3)
Discontinued operations	-	(2.8)	2.8	428.0	157.1	270.9
Net income for the period	104.7	247.3	(142.6)	572.3	1,223.6	(651.3)

Attributable to:
Equity holders of the Company	88.5	211.7	(123.2)	558.1	1,049.4	(491.3)
Minority interest	16.2	35.6	(19.4)	14.2	174.2	(160.0)
	104.7	247.3	(142.6)	572.3	1,223.6	(651.3)

 Consolidated balance sheet

US$ million	September 30, 2009	December 31, 2008

Property, plant and equipment, net	3,967.0	4,212.3
Intangible assets, net	1,063.6	1,136.4
Investment in associated companies	6.4	5.6
Sidor financial asset	258.2	-
Other investments, net	18.5	16.9
Receivables, net	167.1	120.2
Total non-current assets	5,480.8	5,491.4

Receivables	125.2	249.0
Derivative financial instruments	3.9	1.5
Inventories, net	1,093.0	1,826.5
Trade receivables, net	467.1	623.0
Sidor financial asset	952.7	-
Available for sale assets-discontinued operations	-	1,318.9
Other investments	69.5	90.0
Cash and cash equivalents	1,884.4	1,065.6
Total current assets	4,595.7	5,174.5

Non-current assets classified as held for sale	10.3	5.3

Total assets	10,086.9	10,671.2

Shareholders' equity	5,073.6	4,597.4
Minority interest in subsidiaries	916.8	964.1

Minority interest & shareholders' equity	5,990.4	5,561.5

Provisions	20.7	24.4
Deferred income tax	826.8	810.2
Other liabilities	154.9	148.7
Derivative financial instruments	35.2	65.8
Borrowings	1,806.5	2,325.9
Total non-current liabilities	2,844.1	3,375.0

Current tax liabilities	79.3	194.1
Other liabilities	62.6	103.4
Trade payables	435.5	438.7
Derivative financial instruments	41.8	57.2
Borrowings	633.1	941.5
Total current liabilities	1,252.3	1,734.8

Total liabilities	4,096.5	5,109.8

Total liabilities, minority interest & shareholders' equity	10,086.9	10,671.2

Consolidated cash flow statement

US$ million	3Q 2009	3Q 2008	Dif.	9M 2009	9M 2008	Dif.

Net income from continuing operations	104.7	250.1	(145.4)	144.3	1,066.5	(922.2)
Adjustments for:
Depreciation and amortization	95.4	111.8	(16.4)	285.3	318.7	(33.4)
Equity in earnings of associated companies	(0.3)	0.1	(0.4)	(0.9)	(0.8)	(0.2)
Changes in provisions	0.2	2.8	(2.7)	2.6	4.7	(2.1)
Net foreign exchange results and others	31.7	137.3	(105.6)	3.2	(20.3)	23.4
Interest accruals less payments	(3.4)	(1.1)	(2.4)	(3.8)	(85.7)	81.9
Interest income - Sidor financial asset	(38.3)	-	(38.3)	(95.4)	-	(95.4)
Income tax accruals less payments	25.5	37.7	(12.2)	(120.5)	110.0	(230.5)
Impairment charge	-	-	-	27.0	-	27.0
Changes in working capital	67.9	(550.7)	618.6	847.4	(1,451.9)	2,299.3

Net cash provided by (used in) operating activities	283.3	(11.9)	295.2	1,089.2	(58.6)	1,147.9

Capital expenditures	(35.1)	(168.3)	133.2	(145.8)	(415.3)	269.5
Proceeds from sale of property, plant & equipment	1.6	0.4	1.2	2.3	1.4	0.8
Acquisition of business	-	-	-	(0.2)	-	(0.2)
(Increase) Decrease in Other Investments	(69.5)	(89.1)	19.6	20.5	(23.8)	44.2
Proceeds from Sidor financial assets	266.5	-	266.5	666.5	-	666.5
Proceeds from sale of discontinued operations	-	(3.9)	3.9	-	718.6	(718.6)
Discontinued operations	-	152.6	(152.6)	-	242.4	(242.4)

Net cash provided by (used in) investing activities	163.6	(108.3)	271.9	543.4	523.4	20.0

Dividends paid in cash and other distributions to company's equity shareholders	-	-	-	-	(100.2)	100.2
Dividends paid in cash and other distributions to minority shareholders	-	-	-	-	(19.6)	19.6
Proceeds from borrowings	43.9	190.7	(146.8)	205.9	372.0	(166.1)
Repayment of borrowings	(421.0)	(142.5)	(278.5)	(1,017.4)	(1,074.0)	56.5

Net cash (used in) provided by financing activities	(377.1)	48.1	(425.3)	(811.5)	(821.8)	10.3

Increase (Decrease) in cash and cash equivalents	69.7	(72.1)	141.8	821.0	(357.1)	1,178.1

Shipments
Thousand tons	3Q 2009	3Q 2008	2Q 2009	9M 2009	9M 2008

South & Central America	513.8	680.4	424.2	1,301.7	2,044.3
North America	872.8	901.8	765.5	2,342.3	3,024.0
Europe & other	25.3	2.8	77.5	273.6	19.1
Total flat products	1,411.9	1,585.1	1,267.1	3,917.5	5,087.5

South & Central America	26.3	86.0	31.5	81.0	210.6
North America	244.6	173.3	220.6	704.7	688.1
Europe & other	-	-	0.0	3.0	9.8
Total long products	271.0	259.2	252.2	788.6	908.5

Total flat and long products	1,682.8	1,844.3	1,519.3	4,706.2	5,995.9

Revenue / ton
US$/ton	3Q 2009	3Q 2008	2Q 2009	9M 2009	9M 2008

South & Central America	863	1,153	870	899	1,047
North America	747	1,412	729	749	1,177
Europe & other	616	933	590	565	910
Total flat products	787	1,300	767	786	1,124

South & Central America	478	1,212	425	461	963
North America	548	1,108	538	550	919
Europe & other	-	-	717	667	591
Total long products	541	1,142	524	541	925

Total flat and long products	747	1,278	727	745	1,094

Net Sales
US$ million	3Q 2009	3Q 2008	2Q 2009	9M 2009	9M 2008

South & Central America	443.3	784.4	368.9	1,170.2	2,140.2
North America	652.1	1,273.4	557.8	1,755.5	3,559.0
Europe & other	15.6	2.6	45.7	154.5	17.4
Total flat products	1,111.0	2,060.4	972.4	3,080.2	5,716.6

South & Central America	12.6	104.2	13.4	37.4	202.7
North America	134.0	192.0	118.6	387.4	632.1
Europe & other	-	-	0.0	2.0	5.8
Total long products	146.6	296.2	132.0	426.8	840.6

Total flat and long products	1,257.6	2,356.6	1,104.4	3,507.0	6,557.1

Other products (1)	21.2	80.3	35.9	86.8	186.6

Total net sales	1,278.8	2,436.9	1,140.3	3,593.8	6,743.8

(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 2389
www.ternium.com